Exhibit 97.1
MEDLINE INC.
CLAWBACK POLICY

1.Statement of Policy

1.1.Medline Inc. (along with its subsidiaries, collectively, “Medline” or the “Company”) has adopted this Clawback Policy (“Policy”) to govern the recoupment of certain compensation, including incentive-based compensation as required to comply with Listing Rule 5608, adopted by Nasdaq to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

1.2.Medline will conduct all global business activities in full compliance with this Policy, and any associated or related procedures or processes.

2.Scope

2.1.This Policy applies to all Medline employees, officers, members of the Board of Directors (“Board”), and third parties doing business with, on behalf of, or in the interest of Medline (including, but not limited to, contractors, consultants, and advisors, each a “contractor”) who have received or are eligible to receive benefits under the Plans (as defined in this Section 1 below) or Incentive-Based Compensation (as defined in Section 5.4 below) (each, a “Participant”).

2.2.The “Plans” include the Company’s 2025 Omnibus Incentive Plan, Employee Stock Purchase Plan (“ESPP”), and any amendments or successor plans or any other incentive or bonus plans established by the Company from time to time.

2.3.This Policy continues to apply even after you cease to be a Board member, employee, or contractor of Medline.

3.Administration of the Policy

3.1.This Policy is administered by the Compensation Committee of the Board (the “Committee”) or, in the case of a Participant who is not a Covered Executive, such other committee as may be designated by the Board or, in the absence of such designation, the Board.

3.2.The Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Rule 10D-1.

3.3.Any determinations made by the Committee under this Policy are final and binding on all impacted individuals.

4.Policies for Everyone

4.1.The following apply to everyone covered under this Policy and is in addition to the recoupment provisions set forth in Section 5 below.

4.2.Recoupment Generally. The Committee, or with respect to the ESPP, the Company’s SVP Total Rewards & HRIS, Chief Human Resources Officer, Chief Executive Officer, or Chief Legal Officer (each, an “Authorized Person”), in each such person’s sole discretion, may require that any compensation, proceeds, or other benefits paid, payable, received, or receivable under the Plans, including, without limitation, cash, limited partnership or other units, performance stock units (PSUs), restricted stock, restricted stock units (RSUs), stock options, and any of which may be subject to time-based and/or performance-based vesting terms, including any realized gains, be canceled, suspended, rescinded, forfeited if not paid or received, or repaid or returned to the Company if already paid or received, if, in the sole discretion of the Committee or Authorized Person, a Participant, at any time while employed by or providing services to the Company or after termination of such employment or service:

•breaches a non-competition, non-solicitation, or non-disclosure covenant or agreement between the Participant and the Company;
•breaches any employment agreement with the Company;
•engages in any conduct contributing to any financial restatements, inaccurate performance metrics, or reporting irregularities;
•violates any written policies of the Company applicable to the Participant;
•violates the terms and conditions of the Plans or any agreements under the Plans;
•engages in any fraud or misconduct; or
•otherwise engages in conduct or any activity in conflict with or adverse to the interests of the Company.

4.3.Recoupment of Excess Amounts. In addition, if a Participant receives any amount in excess of what the Participant should have received under the Plans (including, without limitation, by reason of a mistake in calculations, financial restatement, or administrative error), as determined by the Committee or Authorized Person, then the Participant will be required to promptly repay any such excess amount to the Company.

4.4.Recoupment of Incentive Based Compensation. An Authorized Person may, in their sole discretion, determine whether a Participant who is not a Covered Executive is also subject to the “Additional Policies for Covered Executives” set forth in Section 5 below.

5.Additional Policies for Covered Executives

5.1.The following rules apply to Covered Executives and any additional Participants determined in accordance with Section 4.4 above. To the extent this Section 5 is applicable (based on the Participant, the recoupment event, or otherwise), in the event of any conflict with Section 4 above, this Section 5 will govern the terms of the recoupment and the minimum amount of the recoupment or repayment.

5.2.A “Covered Executive” includes all current and former officers of the Company designated by the Board as Section 16 reporting officers and any other “executive officer” of the Company as may be defined under Rule 10D-1.

5.3.Other Definitions.

•“Incentive-Based Compensation” is any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, including any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
•Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
•“Recovery Period” means the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in Section 5.4 below, titled “Recoupment of Incentive-Based Compensation,” as determined pursuant to Rule 10D-1, and any transition period of less than nine (9) months that is within or immediately following such three (3) fiscal years.

5.4.Recoupment of Incentive-Based Compensation. In the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (other than corrections resulting from changes to accounting standards)), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.

If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation will be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. The Company will maintain and provide to Nasdaq documentation of all determinations and actions taken in compliance with this Section 5.4.

6.General Matters

6.1.No Indemnification. The Company will not indemnify any Participant, including any Covered Executive, against any liability or loss (including, without limitation, the loss of any Incentive-Based Compensation and/or other compensation pursuant to this Policy, any payment or reimbursement for the cost of third-party insurance purchased by any Participant to fund potential recovery obligations under this Policy, or any judgments, fines, taxes, penalties or amounts paid in settlement by or on behalf of any Participant) incurred by such Participant in connection with this Policy or as a result of any action taken by the

Company to enforce this Policy (a “Clawback Proceeding”), or provide any indemnification or advancement of expenses (including attorneys’ fees) incurred by such Participant in connection with any such Clawback Proceeding.

6.2.No Prohibition on Disclosures in Compliance with Law. Nothing in this Policy prohibits a Participant from making disclosures to or initiating or participating in communications with the United States Securities and Exchange Commission or any other federal, state, or local governmental agency, commission, or official or in compliance with any laws, rules, or regulations.

6.3.No Limitation on Company Rights and Authorities. The provisions of this Policy are in addition to the Company’s authorities under the Plans, and any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, employment or third party services agreement, or plan or award terms, and any other legal remedies available to the Company; provided that the Company will not recoup amounts pursuant to such other policy, agreement, terms, or remedies to the extent it is recovered pursuant to this Policy. This Policy does not limit or otherwise affect the Company’s ability to pursue any and all available legal rights and remedies under applicable law.

6.4.Means of Recovery, Excess Recoveries, and Exceptions. The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. These provisions will be interpreted and implemented to avoid duplication of recoupment or recovery of compensation, and the Company may not recoup or recover the same compensation under both Section 4 and Section 5 of this Policy. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under Nasdaq listing rules and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. Any right of recoupment or recovery under this Policy shall apply irrespective of whether the Participant is an employee of the Company at such time. The Company need not recover any compensation if and to the extent that the Committee or Authorized Person, as applicable, determines that such recovery would impact the qualified status of a tax-qualified retirement plan. No recovery of compensation under this Policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Participant and the Company. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with, and compensation provided under the Plans to, Participants.

7.Questions Regarding this Policy

7.1.Anyone with questions concerning this Policy or its application should contact the Chief Human Resources Officer or their designee.